UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 2, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 2 February 2017 entitled ‘TRADING UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2016’

Trading update for the quarter ended 31 December 2016

2 February 2017

Highlights

•            Group organic service revenue grew 1.7%*; Europe 0.7%*, AMAP 3.9%*

•            European growth continues as ARPU stabilises: Italy 3.0%*, Germany 1.8%*, Spain 0.8%*, and UK -3.2%*

•            AMAP slowed due to competition in India: Vodacom 4.0%*, India -1.9%*, Turkey 15.0%*

•            Ongoing 4G adoption drives data growth: 4G customers up 7.6 million to 64.6 million and data volumes +53%

•            Strong fixed momentum led by Italy and Spain: 417,000 total broadband net adds of which 262,000 are on-net

•            Enterprise outperformance continues with growth of 3.3%* driven by fixed market share gains and AMAP mobile

•            Full year guidance confirmed: FCF of at least €4.0 billion, lower end of organic EBITDA growth range of 3-6%

	Quarter ended 31 December
		Restated[1]	Growth
	2016	2015	Reported	Organic*
	€m	€m	%	%

Group revenue[1]	13,687	14,247	(3.9)
Regional revenue
Europe	8,878	9,304	(4.6)
Africa, Middle East & Asia Pacific (‘AMAP’)	4,484	4,592	(2.4)

Alternative performance measures[2]

Group service revenue[1]	12,300	12,705	(3.2)	1.7
Europe	8,063	8,366	(3.6)	0.7
AMAP	3,975	4,055	(2.0)	3.9

Vittorio Colao, Group Chief Executive, commented:

“Our overall performance in Europe and Africa remained strong during the third quarter, reflecting good execution. In Europe, service revenue growth continued, led by Italy, Germany and Spain. Mobile contract ARPU continued to stabilise, reflecting the successful adoption of our ‘more-for-more’ propositions, while we remain Europe’s fastest growing broadband company, illustrating our effective convergence strategy. In the UK we have made good progress in improving customer service but face heightened price competition in Enterprise.

In AMAP, our strong organic performance in South Africa and Turkey was partially offset by India, where the sector is affected by free services from the new entrant. We anticipate intense competitive pressure in India in the fourth quarter and are taking a series of commercial actions, including the extension of 4G services to 17 leading circles. As announced earlier this week, we have also entered discussions with the Aditya Birla Group about an all-share merger of Vodafone India and Idea.

We are reconfirming our guidance for the year and are confident that we will sustain our commercial momentum.”

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 7 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.        With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The service revenue and revenue amounts presented for the quarter ended 31 December 2015 have been restated into euros. Group revenue and service revenue include the regional results of Europe, AMAP, Other (which includes the results of partner market activities) and eliminations.

2.        Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 7 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 10 for further details.

OPERATING REVIEW

Group

	Quarter ended 31 December 2016			Quarter ended 31 December 2015[1]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Europe	8,063	815	8,878	8,366	938	9,304	(4.6)	0.7
AMAP	3,975	509	4,484	4,055	537	4,592	(2.4)	3.9
Other	286	63	349	312	67	379
Eliminations	(24)	—	(24)	(28)	—	(28)
Total	12,300	1,387	13,687	12,705	1,542	14,247	(3.9)	1.7

Group total revenue was €13.7 billion and Group service revenue was €12.3 billion. Total revenue declined 3.9%, including a 4.0 percentage point negative impact from foreign exchange rate movements.

On an organic basis, service revenue increased 1.7%* (Q2: 2.4%*). The Q3 organic growth rate excludes Netherlands, which is classified as a joint venture and going forwards will be accounted for under the equity method following the creation of VodafoneZiggo Holding B.V on 31 December 2016.

Europe continued to grow (Q3: 0.7%*, Q2: 1.0%*), however our performance in AMAP slowed (Q3: 3.9%*, Q2: 7.1%*) due to competitive pressure and de-monetisation impacts in India. Excluding India, Group growth was broadly similar (Q3: 2.2%*, Q2: 2.0%*).

Europe

	Quarter ended 31 December 2016			Quarter ended 31 December 2015[1]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Germany	2,505	189	2,694	2,460	251	2,711	(0.6)	1.8
Italy	1,330	265	1,595	1,291	260	1,551	2.8	3.0
UK	1,607	112	1,719	1,998	123	2,121	(19.0)	(3.2)
Spain	1,125	132	1,257	1,116	140	1,256	0.1	0.8
Other Europe	1,537	117	1,654	1,536	166	1,702	(2.8)	1.8
Eliminations	(41)	—	(41)	(35)	(2)	(37)
Total	8,063	815	8,878	8,366	938	9,304	(4.6)	0.7

Revenue decreased 4.6% for the quarter, with foreign exchange movements contributing a 3.8 percentage point negative impact.

On an organic basis, service revenue excluding Netherlands increased by 0.7%* (Q2: 1.2%* excluding Netherlands) despite an increased drag from mobile termination rates (‘MTR’), reflecting the continued benefit of stabilising ARPUs following ‘more-for-more’ mobile propositions along with strong fixed customer growth.

Germany

Service revenue grew 1.8%* (Q2: 3.1%*) driven by strong fixed customer growth and an improved performance in branded consumer mobile. The slowdown in quarterly growth reflected the MTR cut in December which had a 0.4 percentage points impact year-on-year, as well as lower MVNO revenues.

Mobile service revenue was flat* (Q2: 1.3%*), reflecting the regulatory impact of roaming and MTR cuts and lower MVNO revenues. Contract net additions improved to 61,000 (Q2: 20,000) as we continued to focus on sales through direct channels. Enterprise ARPU decline moderated, while consumer contract ARPU is stabilising. The independent P3 ‘connect’ test confirmed improvements to our leading mobile network, which at the end of the quarter covered 90% of the population with 4G. Download speeds of up to 375Mbps are available in 27 cities, with 1Gbps available in pilot areas. Our 4G customer base was 9.9 million by the period end.

Fixed service revenue increased 4.8%* (Q2: 6.1%*), driven by continued growth in both our DSL and cable business. During the third quarter we added 110,000 broadband customers (Q2: 92,000), of which 77,000 were on cable and the remainder on DSL. With our superior coax-fibre cable network, we are able to reach over 6 million households (out of our total NGN footprint of 14 million) with speeds of up to 400Mbps, as well as supplying TV to 7.8 million customers.

Italy

Service revenue grew by 3.0%* (Q2: 2.2%*) supported by mobile and fixed ARPU growth and an acceleration in fixed performance across all segments.

Mobile service revenue grew 1.4%* (Q2: 1.6%*) due to ARPU growth in prepaid following tariff plan changes and targeted ‘more-for-more’ offers; this was partially offset by the tougher prior year comparator created by the launch of the Vodafone Exclusive offer. Our active prepaid customer base remained broadly stable despite increased promotional activity by competitors during the quarter. As at 31 December 2016 we have reached 97% population coverage on our 4G network and have 8.3 million 4G customers, adding 1 million customers in the quarter.

Fixed service revenue growth accelerated to 11.9%* (Q2: 5.2%*) driven by high customer net additions and ARPU improvement across all segments following tariff changes. We added 70,000 (Q2: 33,000) broadband customers in the quarter, and in total we have 2.1 million broadband customers of which 0.5 million are on fibre. Our own fibre network, including our partnership with Enel, now covers 4.4 million households delivering speeds up to 1Gbps in 4 major cities.

UK

UK service revenue declined 3.2%* (Q2: -2.1%*), reflecting increased competition in Enterprise, lower MVNO revenues and the continued impact of roaming regulation.

Mobile service revenue declined 3.9%* (Q2: -1.9%*) as a result of heightened price competition in Enterprise during the quarter, as well as lower MVNO and roaming revenues. We saw improved commercial momentum as customer service levels began to improve, with contract customer additions of 99,000, excluding the impact of a one-off customer base adjustment which reduced the base by 125,000 customers during the quarter. We had 9.1 million 4G customers at the period end, with 4G coverage at 97% as defined by Ofcom.

Fixed service revenue decline moderated to 0.9%* (Q2: -2.9%*) as the impact of Enterprise customer losses in prior quarters was offset by positive momentum in consumer broadband. We reached 183,000 broadband customers by the period end, of which 129,000 are consumer customers (an increase of 32,000 in Q3).

Spain

Service revenue grew 0.8%* (Q2: flat*). Excluding the impact of handset financing, service revenue grew by 4.1%* (Q2: 3.5%*). Growth was driven by the continued benefit of our ‘more-for-more’ propositions for both new and existing customers and a higher customer base in both mobile and fixed.

Take-up of Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.1 million customers at the period end, up from 1.1 million a year ago. We continued to maintain our momentum in mobile with 97,000 contract net additions (Q2: 91,000) and accelerated our fixed broadband net additions to 93,000 (Q2: 40,000) as we focused our commercial efforts on cross selling fixed services to our mobile base. Our TV customer base continued to grow to 1.3 million.

Our market leading 4G population coverage reached 92.4% at the end of the period and we now have 7.2 million 4G customers. In November 2016, our network was recognised again as ‘best in test’ in voice and data in an independent mobile test conducted by P3. Our next generation fixed footprint now covers 15.8 million households, of which 10.1 million are on our own network.

Other Europe

Excluding Netherlands, service revenue grew 1.8%* (Q2: 3.0%* excluding Netherlands), led by Hungary, Czech Republic and Romania. In Ireland, service revenues declined 2.0%* (Q2: +0.5%*), however excluding the impact of MTRs, service revenue grew 1.4%*, aided by solid customer growth in fixed. In Portugal, service revenue grew 2.2%* (Q2: 2.2%*) supported by healthy fixed customer growth and higher incoming visitor revenues. Greece continued to grow supported by consumer fixed.

On 16 December 2016 we announced the completion of the sale of Vodafone Thuis, our Dutch consumer fixed operation, to T-Mobile Netherlands Holding B.V. Subsequently, following receipt of all necessary regulatory approvals, we completed the transaction with Liberty Global plc to combine our Dutch operations in a 50:50 joint venture called VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) on 31 December 2016. Going forward, Vodafone will classify its interest in VodafoneZiggo as a joint venture, which will be accounted for under the equity method. Excluding Thuis, Vodafone Netherlands Q3 local currency service revenue declined 6.4% (Q2 -5.0%), reflecting a lower mobile consumer customer base and increased competition in Enterprise.

AMAP

	Quarter ended 31 December 2016			Quarter ended 31 December 2015[1]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
India	1,450	2	1,452	1,529	7	1,536	(5.5)	(1.9)
Vodacom	1,165	252	1,417	1,107	290	1,397	1.4	4.0
Other AMAP	1,363	255	1,618	1,423	240	1,663	(2.7)	10.5
Eliminations	(3)	—	(3)	(4)	—	(4)
Total	3,975	509	4,484	4,055	537	4,592	(2.4)	3.9

Revenue decreased 2.4%, with organic growth offset by a 4.6 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Indian rupee, Turkish lira and Egyptian pound.

On an organic basis service revenue increased 3.9%* (Q2: 7.1%*) as the slowdown in India offset sustained growth across the remainder of the region.

India

Service revenue declined by 1.9%* (Q2: +5.4%*), driven by heightened competitive pressure following free services offered by the new entrant and the adverse impact of de-monetisation on prepaid top-up volumes during the quarter. We increased our overall customer base and continued to retain our high value customers, but saw increasing pressure on both prices and customer usage.

Data browsing revenue growth slowed from 16%* in Q2 to 0.6%* in Q3 due to the impact of free services from the new entrant. This drove a quarter-on-quarter decline in our active data customer base to 65.0 million (Q2: 69.6 million), mainly reflecting fewer 2G users. Our 3G / 4G customer base declined slightly quarter-on-quarter to 35 million, and smartphone penetration is 35%. Overall data pricing declined 11% year-on-year, while the growth in data usage per customer slowed to 15% compared to 28% in Q2, reaching 505MB in Q3.

Voice revenue declined 3.0%* (Q2: +2.7%*) as the benefit of higher incoming volumes and a larger customer base was offset by lower usage per customer and a 4% year-on-year decline in voice prices. Total mobile customers increased 4.0 million over the period, giving a closing customer base of 205 million.

Following the conclusion of the spectrum auction in October 2016, we now offer 4G services in 17 circles, up from 9 circles prior to the auction. These circles cover around 91% of our service revenues and 94% of our data revenues.

On 30 January 2017, we confirmed that we are in discussions with the Aditya Birla Group about an all-share merger of Vodafone India (excluding Vodafone’s 42% stake in Indus Towers) and Idea. Any merger would be effected through the issue of new shares in Idea to Vodafone and would result in Vodafone deconsolidating Vodafone India. There is no certainty that any transaction will be agreed, nor as to the terms or timing of any transaction.

Vodacom

Service revenue grew 4.0%* (Q2: 4.1%*), with continued strong customer and data growth in South Africa and a recovery in International customer net additions, which were impacted by a change in customer registration requirements in the prior year.

South Africa service revenue grew 5.6%* (Q2: 5.6%*), supported by growth in both the prepaid and contract customer base following a successful summer campaign. We added 0.4 million customers in the quarter and consumer contract churn remains at historically low levels. Data revenue growth improved over the period to 22.0%* (Q2: 20.9%*), supported by active data customer growth, increased data bundle sales and higher usage. Voice revenues declined in the quarter due to the lapping of the ‘Just 4 You’ launch in the prior year. Our market leading voice and data network has now reached 70% 4G coverage, and we now have 5.5 million 4G customers.

Vodacom’s International operations outside South Africa, which now represent 22.0% of Vodacom Group service revenue, saw a slowdown in growth to 1.9%* (Q2: 2.6%*). Commercial momentum has stabilised following the changes in customer registration requirements in Tanzania, the DRC and Mozambique, while political and economic disruptions adversely impacted the DRC’s performance. M-Pesa continues to perform well, with over 8.8 million customers (up from 6.6 million a year ago).

Other AMAP

Service revenue grew by 10.5%* (Q2: 11.2%*), with strong growth in Turkey, Egypt and Ghana.

Service revenue in Turkey was up 15.0%* (Q2: 15.7%*) supported by continued strong growth in consumer contract and Enterprise and an increased contribution from fixed. Egypt service revenue grew 19.6%* (Q2: 15.1%) due to continued growth in the active customer base and improving ARPU, despite a challenging macro-economic environment post the recent currency devaluation.

Service revenue in New Zealand was flat* (Q2: 1.3%*) with continued strong customer momentum across all contract segments offset by lower wholesale revenues. The Commerce Commission is now expected to rule on the proposed merger with Sky Network Television in New Zealand at the end of February 2017.

Strategic progress

Customer eXperience eXcellence

The Group’s customer experience excellence programme is our core marketing strategy for brand and service differentiation. With CXX we aim to deliver an outstanding and differentiated experience for our customers, building on the significantly improved network quality delivered by Project Spring. We continued to make progress during the quarter, with 18 out of 21 operating companies achieving a market leading or co-leading position in consumer NPS and an average gap to the third placed operator of 14 points, representing a 2 point improvement year-on-year. Our Enterprise position is even stronger, reflected in an average gap to our nearest competitor of 10 points at the period end.

Data

Data traffic continued to grow strongly with Europe up 57% (Q2 +58%), but growth slowed in AMAP to 49% (Q2 60%) due to the impact of free services by the new entrant in India. Overall, data grew 53% (Q2 59%) to 699 petabytes in the quarter. We continued to grow our 4G customer base to 64.6 million across the 22 countries where we offer 4G services, with 7.6 million customers added in the quarter.

Although take-up continues to be rapid, only 60% of active European data users are taking a 4G service, providing us with a substantial opportunity for future growth. Additionally, increased 4G adoption and larger bundle sizes continue to drive higher usage, with average usage per smartphone customer in Europe up 51% year-on-year to 1.5GB per month. This growth in data usage, combined with our ‘more-for-more’ propositions, is supporting the ongoing stabilisation of consumer contract ARPUs across Europe.

In AMAP, data adoption is also rapid, supported by our significant network investment and the relative scarcity of fixed internet access. Average usage per smartphone customer increased 50% year-on-year to 1.0GB. The potential for future data growth is also substantial with only 15% of active data users on 4G, although the degree of monetisation of data growth in India is uncertain given the current disruption in the market.

Unified communications

We are an integrated operator providing services to both households and businesses in Europe. We now market high speed broadband services to 90 million households across Europe (including VodafoneZiggo in Netherlands), and through organic investment and M&A, 38 million of these households are ‘on-net’ — serviced by our own fibre or cable infrastructure.

We continue to achieve strong customer growth across our footprint and remain Europe’s fastest growing broadband company. We now have 14.3 million broadband customers, with 417,000 new broadband customers added in the quarter. In Europe, we added 339,000 new broadband customers of which 76% were on-net. This brings the total European on-net customer base to 6.1 million, representing an on-net penetration of just 20% (24% including VodafoneZiggo) which leaves significant opportunity for future profitable growth. In TV, we have grown our customer base by 0.1 million in the quarter to 9.7 million customers.

Enterprise

Services to business customers comprised 28% of our Group service revenue, and 32% in Europe in Q3. Our relationships with business customers are expanding from core mobile voice and data connectivity to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us. Combined with emerging markets mobile growth, these areas are more than offsetting ARPU pressure in mature European mobile markets.

Overall, Enterprise service revenue grew 3.3%* (Q2: 3.3%*) in the quarter. Vodafone Global Enterprise (‘VGE’), which provides services to our largest international customers, experienced slower growth in the quarter reflecting increased competition in India and customer losses in UK fixed. Our IoT connections increased by 38% year-on-year to 49.1 million.

Outlook and guidance

Trading in the third quarter was within management’s expectations underlying the outlook statement for the 2017 financial year. We expect to meet the lower end of our EBITDA guidance range and achieve our free cash flow target, as continued uncertainty in India is mitigated by sustained performance in Europe and Africa. The Group therefore confirms its outlook for the 2017 financial year, as detailed on page 7 of the Group’s interim results announcement for the six months ended 30 September 2016.

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 7 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.        With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The service revenue and revenue amounts presented for the quarter ended 31 December 2015 have been restated into euros.

ADDITIONAL INFORMATION

Service revenue — quarter ended 31 December 2016

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	5,479	5,550	4,033	4,108	1,447	1,392
Mobile out-of-bundle	2,788	3,132	1,102	1,296	1,681	1,830
Mobile incoming	769	820	395	441	375	379
Fixed	2,664	2,618	2,176	2,153	332	292
Other	600	585	357	368	140	162
Service revenue	12,300	12,705	8,063	8,366	3,975	4,055
Other revenue	1,387	1,542	815	938	509	537
Revenue	13,687	14,247	8,878	9,304	4,484	4,592

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(3.9)	1.2	(4.6)	(0.3)	(2.4)	4.3
Service revenue	(3.2)	1.7	(3.6)	0.7	(2.0)	3.9

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	1,108	1,091	727	700	795	965
Mobile out-of-bundle	219	232	218	235	275	359
Mobile incoming	65	74	93	92	80	112
Fixed	989	943	225	201	380	461
Other	124	120	67	63	77	101
Service revenue	2,505	2,460	1,330	1,291	1,607	1,998
Other revenue	189	251	265	260	112	123
Revenue	2,694	2,711	1,595	1,551	1,719	2,121

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(0.6)	(0.7)	2.8	2.8	(19.0)	(2.6)
Service revenue	1.8	1.8	3.0	3.0	(19.6)	(3.2)

	Spain		India		Vodacom
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	567	542	394	371	411	379
Mobile out-of-bundle	105	132	751	854	599	577
Mobile incoming	41	33	176	162	49	57
Fixed	369	363	78	72	55	42
Other	43	46	51	70	51	52
Service revenue	1,125	1,116	1,450	1,529	1,165	1,107
Other revenue	132	140	2	7	252	290
Revenue	1,257	1,256	1,452	1,536	1,417	1,397

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.1	—	(5.5)	(2.2)	1.4	3.6
Service revenue	0.8	0.8	(5.2)	(1.9)	5.2	4.0

Note:

*  All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 7 for further details and reconciliations to the respective closest equivalent GAAP measure.

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Further information on the use of alternative performance measures is outlined on pages 190 to 194 of the Group’s annual report for the financial year ended 31 March 2016.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•  it is used for internal performance reporting;

•  it is used in setting director and management remuneration; and

•  it is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 5.

Organic growth

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•  it is used for internal performance analysis; and

•  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. The impact on revenues for the current and prior half year and quarters was not material. Organic service revenue growth rates for the for the quarter ended 30 September 2016 and the quarter ended 31 December 2016 of Vodafone India and the Group have been amended to exclude the impact of this change, which had no effect on earnings or cash flows. The Group’s organic service revenue growth rate for the quarter ended 31 December 2016 has also been adjusted to exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo. In addition, the Group’s and Vodafone UK’s organic service revenue growth rate for the quarter ended 30 September 2016, has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK.

Reconciliations of organic growth to reported growth are shown in the tables below.

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Revenue
Germany	2,694	2,711	(0.6)	—	(0.1)	(0.7)
Italy	1,595	1,551	2.8	—	—	2.8
UK	1,719	2,121	(19.0)	—	16.4	(2.6)
Spain	1,257	1,256	0.1	—	(0.1)	—
Other Europe	1,654	1,702	(2.8)	2.7	—	(0.1)
Eliminations	(41)	(37)
Europe	8,878	9,304	(4.6)	0.5	3.8	(0.3)
India	1,452	1,536	(5.5)	2.5	0.8	(2.2)
Vodacom	1,417	1,397	1.4	3.7	(1.5)	3.6
Other AMAP	1,618	1,663	(2.7)	—	14.3	11.6
Eliminations	(3)	(4)
AMAP	4,484	4,592	(2.4)	2.1	4.6	4.3
Other	349	379
Eliminations	(24)	(28)
Total	13,687	14,247	(3.9)	1.1	4.0	1.2

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Service revenue
Germany	2,505	2,460	1.8	—	—	1.8

Mobile service revenue	1,516	1,517	(0.1)	—	0.1	—
Fixed service revenue	989	943	4.9	—	(0.1)	4.8
Italy	1,330	1,291	3.0	—	—	3.0

Mobile service revenue	1,105	1,090	1.4	—	—	1.4
Fixed service revenue	225	201	11.9	—	—	11.9
UK	1,607	1,998	(19.6)	—	16.4	(3.2)

Mobile service revenue	1,227	1,537	(20.2)	—	16.3	(3.9)
Fixed service revenue	380	461	(17.6)	—	16.7	(0.9)
Spain	1,125	1,116	0.8	—	—	0.8
Other Europe	1,537	1,536	0.1	1.9	(0.2)	1.8

Ireland	235	240	(2.1)	—	0.1	(2.0)
Portugal	227	223	1.8	—	0.4	2.2
Other	1,075	1,073
Eliminations	(41)	(35)
Europe	8,063	8,366	(3.6)	0.3	4.0	0.7
India	1,450	1,529	(5.2)	2.5	0.8	(1.9)
Vodacom	1,165	1,107	5.2	—	(1.2)	4.0

South Africa	896	817	9.7	—	(4.1)	5.6
International operations	256	270	(5.2)	—	7.1	1.9
Other	13	20
Other AMAP	1,363	1,423	(4.2)	—	14.7	10.5

Turkey	581	562	3.4	—	11.6	15.0
Egypt	288	395	(27.1)	—	46.7	19.6
New Zealand	299	276	8.3	—	(8.3)	—
Other	195	190
Eliminations	(3)	(4)
AMAP	3,975	4,055	(2.0)	1.0	4.9	3.9
Other	286	312
Eliminations	(24)	(28)
Total service revenue	12,300	12,705	(3.2)	0.7	4.2	1.7
Other revenue	1,387	1,542
Total revenue	13,687	14,247	(3.9)	1.1	4.0	1.2

Other growth metrics
Group - Enterprise service revenue	3,447	3,549	(2.9)	1.4	4.8	3.3
Group - Service revenue excluding India	12,300	12,705	(3.2)	1.2	4.2	2.2
Spain - Service revenue excluding the impact of handset financing	1,125	1,116	0.8	3.3	—	4.1
Ireland - Service revenue excluding the impact of MTR cuts	235	240	(2.1)	3.4	0.1	1.4
India - Data browsing revenue	293	289	1.4	—	(0.8)	0.6
India - Voice revenue	991	1,014	(2.2)	—	(0.8)	(3.0)
South Africa - Data revenue	366	288	27.1	—	(5.1)	22.0

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,530	2,454	3.1	—	—	3.1

Mobile service revenue	1,545	1,525	1.3	—	—	1.3
Fixed service revenue	985	929	6.0	—	0.1	6.1
Italy	1,338	1,310	2.1	—	0.1	2.2

Mobile service revenue	1,120	1,103	1.5	—	0.1	1.6
Fixed service revenue	218	207	5.3	—	(0.1)	5.2
UK	1,643	2,107	(22.0)	5.5	14.4	(2.1)

Mobile service revenue	1,281	1,547	(17.2)	—	15.3	(1.9)
Fixed service revenue	362	560	(35.4)	20.6	11.9	(2.9)
Spain	1,145	1,145	—	—	—	—
Other Europe	1,589	1,568	1.3	—	(0.1)	1.2

Ireland	242	241	0.4	—	0.1	0.5
Portugal	237	232	2.2	—	—	2.2
Other	1,110	1,095
Eliminations	(55)	(44)
Europe	8,190	8,540	(4.1)	1.3	3.8	1.0
India	1,495	1,505	(0.7)	2.7	3.4	5.4
Vodacom	1,092	1,148	(4.9)	—	9.0	4.1

South Africa	829	855	(3.0)	—	8.6	5.6
International operations	250	274	(8.8)	—	11.4	2.6
Other	13	19
Other AMAP	1,500	1,398	7.3	—	3.9	11.2

Turkey	618	557	11.0	—	4.7	15.7
Egypt	404	400	1.0	—	14.1	15.1
New Zealand	293	262	11.8	—	(10.5)	1.3
Other	185	179
Eliminations	(2)	(5)
AMAP	4,085	4,046	1.0	1.0	5.1	7.1
Other	286	343
Eliminations	(34)	(27)
Total service revenue	12,527	12,902	(2.9)	1.2	4.1	2.4
Other revenue	1,150	1,242
Total revenue	13,677	14,144	(3.3)	1.4	4.1	2.2

Other growth metrics
Group - Enterprise service revenue	3,413	3,491	(2.2)	1.0	4.5	3.3
Group - Service revenue excluding India	12,527	12,902	(2.9)	0.8	4.1	2.0
Europe - Service revenue excluding Netherlands	8,190	8,540	(4.1)	1.5	3.8	1.2
Spain - Service revenue excluding the impact of handset financing	1,145	1,145	—	3.5	—	3.5
Ireland - Service revenue excluding the impact of MTR cuts	242	241	0.4	1.1	0.1	1.6
Other Europe - Service revenue excluding Netherlands	1,589	1,568	1.3	1.8	(0.1)	3.0
India - Data browsing revenue	319	285	11.9	—	4.0	15.9
India - Voice revenue	988	995	(0.7)	—	3.4	2.7
South Africa - Data revenue	330	297	11.1	—	9.8	20.9

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the quarter ended 31 December 2015 unless otherwise stated.

3.        References to “Q2” and “Q3” are to the quarters ended 30 September 2016 and 31 December 2016, respectively, unless otherwise stated. References to the “year”, “financial year” or “2017 financial year” are to the financial year ending 31 March 2017 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2016 unless otherwise stated.

4.        All amounts marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.        The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.        Quarterly historical information, including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers, is provided in a spread sheet available at vodafone.com/investor.

8.        This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications).
EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line and carrier services.
Free cash flow

Cash flow after payments for capital additions, cash receipts from the disposal of intangible assets and property, plant and equipment, taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs and licence and spectrum payments.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’) (formerly Machine-to-Machine (‘M2M’))

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle revenue	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Alternative performance measures” on page 7 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Alternative performance measures” on page 7 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definition of other terms please refer to pages 200 to 201 of the Group’s Annual Report for the year ended 31 March 2016.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2017 financial year, expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital additions, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group; greater than anticipated competitive activity; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to expand its spectrum position or renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates; the impact of legal or other proceedings; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; changes in statutory tax rates or profit mix; and/or changes in tax legislation or final resolution of open tax issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2016. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2017

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 2, 2017

	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary